UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2012

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update of Chapter 11 Court Proceedings

  Proposed Sale of the Company’s Indirect Ownership of CDC Software Corporation

     As previously disclosed, on March 20, 2012, the United States Bankruptcy
Court for the Northern District of Georgia (the “Court”) approved a sale (the
“Sale”) of CDC Corporation's (the “Company”) indirect share holdings in CDC
Software Corporation (“CDC Software”) to Archipelago Holdings (the “Buyer”), an
affiliate of Vista Equity Partners.  The Court order approving the Sale is appealable by a party in interest in the Company’s bankruptcy until April 3,
2012.

     The Company currently anticipates that the Sale will close on or about
April 10, 2012.

     There can be no assurance that the Sale will be consummated, and, if it is, that it will occur within the timeframe and upon the terms set forth above, and as previously-disclosed.

  CDC Corporation Financing Consideration

     In considering its cash needs until the anticipated closing date of the
Sale, the Company entered into preliminary discussions with several parties to raise capital through the sale of a potion of approximately 3.78 million common shares of the Company that are held in treasury.  Subsequently, the Company determined that it believes it has sufficient liquidity to meet its obligations through the anticipated closing date set forth above and, as a result, is no longer currently considering the sale of common shares of the Company with any parties.

     There can be no assurance that the Company will not determine that additional funding is required at any future period of time, and the Company may seek to obtain financing through a sale of treasury shares, debt financing, or any other similar transaction.

  Continuance of Hearing on Disclosure Statements

     As previously disclosed, the Court scheduled a hearing to take place on
March 20, 2012, for the approval of disclosure statements previously filed with the Court on March 1, 2012, relating to proposed Chapter 11 plans.  At that hearing on March 20, 2012, by the request of the parties, the Court continued
the disclosure statement hearing until April 26, 2012.  The confirmation hearing for the submitted Chapter 11 plans previously scheduled for April 26, 2012, will be continued until a future date to be determined by the Court.

Forward-looking Statements

     This Form 6-K includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words "may," "could," "should," "would,"
"believe," "anticipate," "estimate," "expect," "intend," "plan," "projects,"
"outlook," or similar expressions; (ii) the Company’s expectations regarding the closing of the Sale, if at all, including the timing and terms thereof; (iii)
the Company’s beliefs and expectations regarding its current capital requirements and liquidity; (iv) the Company’s expectations regarding any course of action the Company may take in the future with respect to the bankruptcy proceeding, including, without limitation, the Company’s ability to satisfy the closing conditions of the SPA and/or any other conditions precedent to the proposed sale of the Company’s indirect ownership of CDC Software and consideration of any other proposed Chapter 11 plans in the Court proceeding;
and (v) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the
Company's control. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. Such risks include, among others, failure to satisfy the closing conditions under the SPA, the Company’s ability to obtain approval of a plan of reorganization and emerge from bankruptcy protection. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the
Company's results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: March 29, 2012	By:	Marcus A. Watson
	Name:	Marcus A. Watson
	Title:	Chief Restructuring Officer